UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 27, 2007

GENESIS ENERGY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-12295	76-0513049
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Dallas, Suite 2500, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 860-2500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

___ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

___ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

___ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

___ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c)

Item 8.01. Other Events.

On November 27, 2007, Genesis Energy, L.P. announced that it plans to sell 7,000,000 common units in an underwritten public offering and 559,035 common units to its general partner. The underwriters have the option to purchase up to 1,050,000 additional common units to cover over-allotments. Genesis will use the net proceeds from this offering for general partnership purposes. A copy of the press release is attached as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1 Press Release dated November 27, 2007 announcing the offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENESIS ENERGY, L.P. (A Delaware Limited Partnership)
	By:	GENESIS ENERGY, INC., as General Partner
Date: November 27, 2007	By:	/s/ Ross A. Benavides
Ross A. Benavides Chief Financial Officer